UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0238
Washington, D.C. 20549	Expires: December 31, 2014 Estimated average burden hours per response . . . . . . 0.5

 FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:* CHAMPION INVESTMENTS INC

Address of Principal Business Office (No. & Street, City, State, Zip Code):
5850 San Felipe, Suite 111, Houston, Texas 77057

Telephone Number (including area code). 832-369-1019

Name and address of agent for service of process:
Corporate Services of America, 800 East Charleston Boulevard, Las Vegas, Nevada 89104

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Houston      and the state of Texas         on the 29   day of December          , 20  14  .

[SEAL]		/s/ Steven Morgan
(Signature)
Champion Investments Inc
(Name of Company)
	By	STEVEN MORGAN
(Name of director, officer or general partner signing on behalf of the company)
Chief Executive Officer
(Title)
/s/ DESMONDE COWDERY
DESMONDE COWDERY
(Name)
Chief Financial Officer
(Title)

*In selecting a name a company should consider the following: (a) section 35(d) of the Act; (b) the current list of companies registered under the Act (in order to ascer-

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